Dear Whole Foods Market, Inc. Shareholder,

We are writing to urge you to vote for shareholder Proposal 6 on Whole Foods Market’s (WFM) 2017 proxy regarding food waste reporting. This document provides an overview of the importance of food waste as well as the four main reasons why we believe shareholders should vote for this proposal, which makes the following request:

Shareholders request Whole Foods Market issue a report, at reasonable cost and omitting proprietary information, on company-wide efforts (above and beyond its existing reporting) to assess, reduce and optimally manage food waste.

Rationale for a Yes Vote:

1.	Financial Opportunities – There is significant evidence to believe addressing food waste will lead to substantial cost savings, new revenue streams, tax benefits and improved customer retention.

2.	Insufficient and Outdated Reporting – WFM has not meaningfully reported on waste since 2012 and even that information was not comprehensive.

3.	Risk Management – Inadequate management of food waste poses numerous risks to WFM, including a range of reputational risks and those stemming from an evolving regulatory landscape.

4.	Opposition Statement – the Company’s opposition statement fails to address its lack of disclosure on food waste, an indication of the weakness of its management approach.

This proposal has been filed on behalf of clients of Trillium Asset Management, First Affirmative Financial Network, Green Century Capital Management, Trinity Health, and The Dominican Sisters of Houston, Texas Inc.

Background on Food Waste

Approximately 40% of food produced in the U.S. goes uneaten every year.1 This alarming statistic has captured the attention of many stakeholders and justifiably focused the national spotlight on the various environmental, social and economic impacts of this lost and wasted food.

Wasting food has tremendous environmental costs - food waste has been estimated to account for up to 23% of U.S. methane emissions.2 In total, the greenhouse gas (GHG) emissions from wasted food in the U.S. are equivalent to the annual tailpipe emissions from 33 million cars, or 15% of the U.S. vehicle fleet.3 In addition, the production of food that is never eaten wastes 21% of U.S. freshwater, 18% of cropland and 19% of fertilizer.4 Globally, if food waste were a country, its GHG emissions would rank 3rd, behind only China and the U.S.5

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1 Gunders, Dana. “Wasted: How America is Losing Up to 40 Percent of Its Food from Farm to Fork to Landfill.”
NRDC Issue Paper IP: 12-06-B. August 2012.
2 Gunders. Ibid.
3 Heller, M and G. Keoleian, “Greenhouse Gas Emission Estimates of U.S. Dietary Choices and Food Loss.”  Journal of Industrial Ecology, DOI: 10.1111/jiec.12174.
4 ReFED. Rethink Food Waste through Economics and Data. Retrieved from http://www.refed.com/?sort=economic-value-per-ton. December 28, 2016.
5 Food and Agriculture Organization. Food Wastage Footprint: Impacts on Natural Resources. Summary Report. 2013. Accessed at http://www.fao.org/docrep/018/i3347e/i3347e.pdf . November 18, 2015.

Meanwhile, social advocacy and hunger relief organizations are rightly alarmed by the fact that 133 billion pounds of food are wasted each year6 while over 42 million Americans are food insecure.7 The Natural Resources Defense Council (NRDC) reports that reducing food waste by 15% could feed 25 million Americans annually.8

Responding to these problems, several state governments have passed laws requiring large producers of organic waste to divert this waste away from landfill; these laws often apply to grocery retailers.9,10, 11 Federal legislators are considering two bills that address different sources of food waste. The Food Recovery Act (H.R 4184), introduced in Congress in 2015, is designed to mitigate the numerous causes and impacts of food waste12 while the Food Date Labelling Act (H.R. 5298) of 2016 would create standardized requirements for the quality based date labels applied to food packaging13  – confusion caused by this lack of standardization is a significant source of waste.

The USDA and EPA set the first national food waste reduction target in 2015 aiming to halve food waste by 2030.14 This target was subsequently echoed by the UN in its 2030 Sustainable Development Goals.15

Food waste, as is often the case with other forms of waste, is frequently the result of inefficient systems that add operating costs and ultimately impair shareholder value. In fact, an analysis conducted by Rethink Food Waste through Economics and Data (ReFED) estimates food waste costs the U.S. economy $218 billion per year; grocery retailers, restaurants and food-service businesses alone waste food valued at $57 billion.16

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6 Buzby, Jean C., Wells, Hodan F. and Hyman, Jeffrey. “The Estimated Amount, Value, and Calories of Postharvest Food Losses at the Retail and Consumer Levels in the United States.” Economic Information Bulleting Number 121. Economic Research Service. February 2014.
7 Coleman-Jensen, A. et al. USDA Economic Research Service, Household Food Security in the United Stated in 2015, September 2016. https://www.ers.usda.gov/webdocs/publications/err215/err-215.pdf?v=42636.
8 Gunders. Ibid.
9 Website. http://www.calrecycle.ca.gov/recycle/commercial/organics/
10 Heikkinen, Niina. “Food Security: Vt. Tries to lower emissions by keeping food waste out of dumps.” www.eenews.net. July 21, 2015.
11 http://www.mass.gov/eea/agencies/massdep/recycle/reduce/food-waste-ban.html
12 U.S. House of Representatives Bill 4184. Food Recovery Act of 2015. Accessed on 12/31/2015 from https://www.congress.gov/bill/114th-congress/house-bill/4184/text.
13 https://www.congress.gov/bill/114th-congress/house-bill/5298/text
14 U.S. Department of Agriculture News Release No. 0257.15. “USDA and EPA Join with Private Sector, Charitable Organizations to set Nation’s First Food Waste Reduction Goals.” Sep. 16, 2015. Accessed at http://www.usda.gov/wps/portal/usda/usdahome?contentid=2015/09/0257.xml
15 UN Sustainable Development Goals website. https://sustainabledevelopment.un.org/sdg12.
16 ReFED. Rethink Food Waste through Economics and Data. Retrieved from http://www.refed.com/?sort=economic-value-per-ton. December 28, 2016.

Many of WFM’s peers are working to address food waste and have realized substantial cost savings, identified new revenue streams, and increased store traffic. Simultaneously, these proactive companies are reducing their environmental impact, contributing to the fight against hunger, and enhancing their image. For instance, in November 2016, fifteen companies committed to reduce their food waste 50% by 2030 and were subsequently named “U.S. Food Loss and Waste 2030 Champions” by the EPA and USDA.17

These converging factors make food waste a pressing challenge for any company operating in the food value chain today. And given the magnitude and breadth of the above mentioned factors, we believe it is imperative that shareholders know how our Company is managing its food waste. Therefore, we believe shareholders should vote for this proposal asking for the Company to report on its efforts to assess, reduce, and optimally manage food waste across its operations.

1.	Financial Opportunities

The USDA estimates that food waste costs food retailers $47 billion each year18 and the 2016 ReFED analysis put this figure at $57 billion for grocery retailers, restaurants, and food-service businesses.19 In either case, food waste clearly is of financial significance to the grocery retail industry.

The financial benefits of addressing food waste have been demonstrated by several retailers. For example, Stop and Shop, a grocery retailer in the Eastern U.S., reportedly saved $100 million following an analysis of freshness and product loss in its perishables departments.20 This enabled Stop and Shop to offer produce that was 3 days fresher on average, which also increased customer satisfaction. Another example is Price Chopper, which conducted an assessment of waste in its bakery department and was able to reduce loss/waste by $2million and increase sales by 3% in the first year after new strategies were implemented.21 Weis Markets, a small Mid-Atlantic food retailer reported saving $2.5 million in landfill fees through various recycling initiatives, including the compost of over 3,800 tons of food.22

Just as some companies have taken action to reduce the costs associated with food waste, others have implemented strategies to generate new sources of revenue. For example, Intermarche, Raley’s and Loblaw’s, French, American and Canadian grocery retailers respectively, are among the many companies that have launched campaigns to sell produce that doesn’t meet cosmetic standards for a discounted price. Notably, Intermarche reported a 24% increase in store traffic following launch of its campaign. Proponents are aware that Whole Foods has piloted such a project in some of its California stores, but it has not disclosed the results of this effort. Other commonly implemented strategies for reducing waste and increasing revenue include selling products that are close to their expiration date for discounted prices rather than paying to dispose of them and preparing foods that may be cosmetically blemished for sale in ready-to-eat settings.

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17 https://www.epa.gov/sustainable-management-food/united-states-food-loss-and-waste-2030-champions
18 Buzby. Ibid.
19 ReFED. Ibid.
20 Gunders. Ibid.
21 Gunders. Ibid.
22 Weis Markets 2015 Sustainability Report. https://www.weismarkets.com/sustainability. Accessed 12/29/16.

These examples are only the tip of the iceberg. The EPA, NRDC, and the Food Waste Reduction Alliance (FWRA), have published “tool-kits” or reports that contain additional best practice examples and strategies that shareholders believe could add value to WFM’s food waste management and reporting approach.

Given the potential financial implications of food waste, proponents are concerned that WFM may be leaving money on the table as it has not adequately disclosed how, or if, it manages its food waste in an optimal way that minimizes costs and maximizes revenue opportunities. The costs are particularly disconcerting as WFM may be incurring costs many times over – the Company may be paying to purchase, transport, handle, and ultimately dispose of food that it never sells.

Clearly there are many strategies that Whole Foods can take to reduce food waste that will also benefit its bottom line and shareholders. Proponents believe action to address food waste will be in our best interests and seek assurance of this through WFM’s reporting. A meaningful report will help investors evaluate how management is handling this issue and allow us to integrate that information into decision making processes.

2.	Insufficient and Outdated Reporting

WFM does not provide current, company-wide disclosure on its efforts to assess or reduce its food waste. Notable topics missing from WFM’s food waste disclosures include an assessment of costs incurred or avoided, the existence of an overarching food waste management strategy, food waste reduction goals, and performance indicators such as the total quantity of food waste generated and the quantity diverted from landfill. This void is glaring in light of the recent developments and increased national attention paid to food waste.

In its 2012 Green Mission report, which provided data for 2010 and 2011, WFM provided some food waste related information. However, this information was anecdotal and did not provide a complete picture of the company’s waste management efforts. Whole Foods has not provided a meaningful update to this report since. In more recent years, WFM only provides piecemeal and anecdotal information. For instance, in early 2017, WFM’s Green Mission webpage says composting has reduced landfill waste in some regions and has contributed to several stores achieving a zero waste classification.23 However, WFM doesn’t disclose how many stores participate in composting programs or provide any context for investors to be able to analyze these initiatives for the Company as a whole.

Similarly, in a blog post on WFM’s “Whole Story” blog on June 14, 2016, the author states 36 stores in the Southeast U.S. donated more than 1.4 million pounds of food in the first half of 2016.24 This would seemingly be a noteworthy initiative if it is replicated across WFM’s operations. Unfortunately it is impossible to evaluate the merit of this program as WFM does not provide a company-wide summary of its food donation programs.

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23 http://www.wholefoodsmarket.com/mission-values/environmental-stewardship/green-mission. Accessed 12/29/2016.
24 http://www.wholefoodsmarket.com/blog/new-approaches-ending-food-waste. Accessed 12/29/2016.

Specific food waste reporting is already practiced by many of WFM’s peers. For example, Kroger has a discussion of food waste that shows the amount of waste diverted at each tier of the EPA’s food waste hierarchy.25 This hierarchy establishes priorities for food waste disposal methods based on environmental and social impact and is widely viewed as the preferred methodology for how to address food waste. The first priority is to reduce the amount of food waste generated, followed by donating food to hungry people, feeding animals, using food waste for industrial uses, composting, and lastly, sending food to landfill. Kroger’s reporting includes values for the amount of food donated to hungry people, diversions to feed animals, industrial uses, and lastly composting. It also contextualizes this information by disclosing how many stores have such diversion programs – an important piece of information that WFM has not disclosed.

Similarly, Wal-Mart has a lengthy discussion of food waste in its 2016 Global Responsibility Report, which includes a progress update towards its 2015 corporate goals to reduce food waste in emerging market stores by 15% and in its developed market stores by 10%.26 Wal-Mart has now set a new goal to reduce food waste 50% by 2030.27 The fact that Wal-Mart views food waste as a subject that was important enough to warrant reduction targets further demonstrates the significance of the issue.

Wegmans Markets is another example of a retailer that provides some great data points on its donation and composting programs – the company donated 14.5 million pounds of food to food banks and diverted 29 million pounds to compost.28

One final example is Tesco, the British retailer that has sent zero food waste directly to landfill since 2009. Tesco discusses the environmental, societal, and financial impacts of food waste and reports on a number of strategies it uses to reduce food waste. The Company also provides aggregate performance data about the total amount of food waste it generates, which it then incinerates, donates, or otherwise diverts from landfill.29

Given WFM’s outdated and insufficient reporting and in light of the improved disclosures made by more proactive peers, shareholders request WFM provide current, comprehensive information to be able to evaluate how WFM is managing the risks, impacts, and opportunities associated with food waste.

3.	Risk Management

Food waste presents various risks to WFM. Inadequate management of the environmental and social impacts of food waste presents reputational risk for WFM. For instance, if our Company is found to be sending safe, nutritious food to landfill rather than donating it to hungry people, this could negatively impact the socially responsible image WFM has worked to curate.

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25 http://sustainability.kroger.com/environment-zero-waste.html. Accessed 1/11/17.
26 Walmart 2016 Global Responsibility Report. http://corporate.walmart.com/2016grr
27 https://www.epa.gov/sustainable-management-food/united-states-food-loss-and-waste-2030-champions
28 https://www.wegmans.com/about-us/making-a-difference.html. Accessed 12/29/16.
29 https://www.tescoplc.com/tesco-and-society/reducing-food-waste/

Reputational risk could also manifest itself through missed opportunities to conserve resources or reduce greenhouse gas (GHG) emissions. For instance, Wal-Mart reported reducing its supply chain GHG emissions by 7 million tons CO2e through its work on food waste30 – an impressive data point that will help burnish its reputation. Due to Whole Foods’ lack of such disclosure, interested stakeholders are left questioning whether Whole Foods is adequately mitigating its environmental impacts. In an era of heightened concern around environmental impact, it’s easy to see how the lack on a publicly available answer to this question could hurt WFM’s reputation.

Whole Foods’ reputation may also be tarnished should the Company be viewed as a relative laggard when it comes to food waste management. This scenario is starting to take shape as numerous retailers and supermarket chains have committed to cut their food waste in half by 2025 through their membership in the Consumer Goods Forum (i.e. Wal-Mart, Kroger, Carrefour, Marks and Spencer, Tesco, Waitrose, and Wegmans). Similarly, 15 companies have committed to halve food waste by 2030 in line with the EPA and USDA’s national reduction target (including Ahold USA, Delhaize America, Weis Markets, and Wal-Mart).

Other companies (including Target, Safeway/Albertsons, and Kroger) participate in the Food Waste Reduction Alliance, an industry led consortium working to reduce the amount of food waste sent to landfills. Several companies are already reporting on their food waste diversions – Kroger reported 56 million pounds of food in 201531 while Wegmans donated 14.5 million pounds of food32.

Because Whole Foods is not reporting on its efforts to reduce food waste, nor demonstrating action through public commitments or involvement in an industry organization, Whole Foods could be viewed as a laggard compared to these more pro-active peers.

Lastly, California, Massachusetts, Vermont, and Connecticut33, 34 already have laws in place requiring large generators of food waste to divert it from landfill. And two food waste related bills have been introduced in the U.S. Congress.35, 36 Given the rapidly evolving food waste regulations at the state and federal levels, Whole Foods may incur costs to comply with new regulation or face potential regulatory action.

WFM’s lack of comprehensive, centralized reporting leaves stakeholders with the perception that WFM is lagging behind peers and may be subject to the numerous risks outlined herein. This could impair WFM’s reputation as a responsible retailer, which, in turn, could drive consumers to other stores and ultimately impair shareholder value. To mitigate these risks, proponents believe Whole Foods should report on its efforts to responsibly manage its food waste.

4. WFM’s opposition statement fails to address its lack of reporting on food waste.

First and foremost, WFM does not dispute the fact that it has not provided current, or even recent, disclosure on its company-wide efforts to manage food waste. As this is the core ask of the shareholder proposal, it is telling that WFM does not address this in its opposition statement. As noted above, the Company has not provided a meaningful update on it efforts to reduce food waste since 2012. Therefore, at the very least, there is a clear need for updated reporting on this topic of growing shareholder and stakeholder interest.
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30 Walmart 2016 Global Responsibility Report. http://corporate.walmart.com/2016grr
31 Kroger 2016 Sustainability Report. http://sustainability.kroger.com/environment-zero-waste.html
32 https://www.wegmans.com/about-us/making-a-difference.html. Accessed 12/29/16.
33 http://www.calrecycle.ca.gov/recycle/commercial/organics/
34 Heikkinen, Niina. “Food Security: Vt. Tries to lower emissions by keeping food waste out of dumps.” www.eenews.net. July 21, 2015.
35 https://www.congress.gov/bill/114th-congress/house-bill/5298/text
36 https://www.congress.gov/bill/114th-congress/house-bill/4184/text

In its opposition statement, WFM provides a brief overview of its on-going waste management efforts, including: “Between our food bank partnerships, composting programs, and recycling efforts, more than 30 stores have received Zero Waste Certification from the U.S. Zero Waste Business Council, and we are committed to annually increasing that store count.” Proponents note these 30 stores comprise only 6.5% of the 464 stores that WFM reported in fiscal year 2016. This means that 93.5% of WFM stores have not achieved this certification, leaving shareholders in the dark about the extent and efficacy of food waste management practices for the vast majority of WFM’s stores. Similarly, Whole Foods does not provide additional information about the abovementioned food bank partnerships or composting programs. As a result, proponents of this proposal are simply asking Whole Foods to commit to providing an updated report that will assure shareholders that our Company has assessed and is optimally managing the risks and opportunities presented by food waste.

Proponents acknowledge Whole Foods for its new partnership with a “national waste service and tracking provider” and for beginning the process of: “implementing their management, tracking and reporting solution across the company.” Because this work has commenced, funds have been allocated, and WFM already has food bank partnerships and composting programs established, it seems unlikely that the “additional labor and expense” required to report to shareholders would be significant. Rather, it stands to reason that publishing the results of work that is either underway or already completed is not a tall order.

Finally, this report would provide numerous justifiable benefits to shareholders. We believe it is reasonable to expect that the implementation of our proposal would help WFM reduce its risk profile, establish a baseline to identify cost savings and new revenue streams, and enhance the Company’s reputation with numerous stakeholders. This report would also help to address the growing gap between WFM and its more proactive peers that are already reporting on their efforts to manage food waste and setting targets to reduce this waste.

Conclusion

There is much more that WFM can, and should do to manage its food waste on several fronts. From a financial standpoint, the Company can identify cost savings and new revenue opportunities. From environmental and social standpoints, WFM can take action that will have a positive impact and polish its image. WFM can also stay ahead of regulatory risk by implementing effective food waste management plans. While it seems as though WFM has some programs in place to address the various impacts of food waste, its lack of current disclosure on this important topic places it in a lagging position compared to other food retailers. Reporting this information is valuable to shareholders for all of the abovementioned reasons, but in a nutshell, it provides an understanding of the Company’s efforts to best position itself from financial, reputational, environmental, and social perspectives.

Please contact Allan Pearce at 503-953-8345 or apearce@trilliuminvest.com for additional information.

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC.

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by Trillium Asset Management, LLC.  Trillium is NOT asking for your proxy card and is not providing investment advice.  We will not accept proxy cards, and any proxy cards received will be returned.

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